XYZ MEDS Trust
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

June 4, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:    Mary A. Cole, Senior Counsel
Division of Investment Management

Re:     XYZ MEDS Trust
Registration Statement on Form N-2
File Nos.:  333-43310 and 811-10043

Ladies and Gentlemen:

Please accept this letter as a request for the Commission’s consent to the withdrawal of the Registration Statement referred to above.  The offering contemplated by the Registration Statement has been terminated due to the market conditions.

Please be advised that the SEC has not declared the Registration Statement effective, a preliminary prospectus has not been circulated and none of the securities under the Registration Statement has been sold pursuant to the Registration Statement or in connection with the offering contemplated by the Registration Statement.

Upon grant of the Commission’s consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state “Withdrawn upon the request of the registrant, the Commission consenting thereto,” and which is to be included in the file for the Registration Statement.

Please direct all inquiries to Witold Balaban at (212) 450-4834.

XYZ MEDS Trust

By:  /s/ Witold Balaban
Name: Witold Balaban
Title:    Attorney at Law